Philips expands emergency healthcare offering with acquisition of InnerCool Therapies; a leader in body temperature management

Wednesday, July 15, 2009

Amsterdam, the Netherlands and San Diego, USA – Royal Philips (AEX: PHI, NYSE: PHG) announced today that it has reached an agreement to acquire the assets of InnerCool Therapies Inc., a pioneer in the field of therapeutic hypothermia, which involves the management of a patient’s body temperature. InnerCool, a wholly-owned subsidiary of Cardium Therapeutics, Inc. (NYSE Amex: CXM), will be acquired in an asset purchase transaction for US $11.25 million, as well as the transfer of approximately US $1.5 million in trade payables. The transaction will reinforce Philips’ leadership position in the emergency care market by adding body temperature management solutions to its existing product offering in this field.

“This acquisition is another example of our continuous strategy to focus on a patient’s cycle of care.” said Steve Rusckowski, chief executive officer of Philips Healthcare. “With InnerCool, Philips is acquiring a true innovator in the field of temperature management. This will allow us to broaden our offering in emergency care now, and also enable us to provide leadership in promising future applications such as acute myocardial infarction and stroke, which could further preserve heart and brain tissue.”

Therapeutic hypothermia solutions aim to safely induce, maintain and reverse hypothermia or maintain normal body temperature, to preserve organs such as the heart and brain in the event of Sudden Cardiac Arrest (SCA). This rapidly-advancing technology has been recognized by the American Heart Association and the International Liaison Committee on Resuscitation as crucial in improving the survival and neurological recovery for SCA patients.

InnerCool Therapies will position Philips for continued growth in the cardiology care cycle by enhancing its industry-leading emergency care solutions offered globally. Today this includes comprehensive patient monitoring, clinical decision support tools, defibrillation therapy, CPR measurement and feedback and medical consumables. Philips expects to see continued growth in emergency care as medical systems and hospitals invest in innovative technologies which can significantly impact the outcome for patients who experience life-threatening emergencies.

With this acquisition, Philips becomes the only company that offers a comprehensive suite of both surface (external) and endovascular (internal) body temperature management solutions in a market currently experiencing double digit growth. More than 10 years of extensive research and development by InnerCool will also provide Philips with a rich patent portfolio and pipeline of future products. Headquartered in San Diego, California, InnerCool Therapies was founded in 1998 and will be integrated into Philips’ Clinical Care Systems business.

For further information, please contact:
David Wolf
Philips Electronics North America
Tel: + 1 212 536 0817
Email: david.l.wolf@philips.com

Steve Kelly
Philips Healthcare Communications USA
Tel: +1 425 487 7479
Email: steve.kelly@philips.com

Joon Knapen
Philips Corporate Communications
Tel: +31 20 59 77477
Email: joon.knapen@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a diversified Health and Well-being company, focused on improving people’s lives through timely innovations. As a world leader in healthcare, lifestyle and lighting, Philips integrates technologies and design into people-centric solutions, based on fundamental customer insights and the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 116,000 employees in more than 60 countries worldwide. With sales of EUR 26 billion in 2008, the company is a market leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as lifestyle products for personal well-being and pleasure with strong leadership positions in flat TV, male shaving and grooming, portable entertainment and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About InnerCool Therapies
InnerCool Therapies was founded in San Diego, California in 1998 and develops and markets temperature management systems for both surface and endovascular temperature control. Their systems rapidly and controllably lower patient body temperature, and precisely maintain a specified target temperature for the desired duration before returning the patient to normothermic levels. InnerCool’s endovascular solution utilizes a specialized catheter, with a highly responsive, integrated temperature probe, eliminating the need for slow-to-react bladder or rectal probes. InnerCool operates an approximately 17,000 square foot, FDA-registered and ISO-certified manufacturing facility located in San Diego, California. For additional information about InnerCool Therapies, please visit www.innercool.com.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.